Exhibit 99.(d)(xxi)

FORM OF
Addendum to Management Agreement
between Lord Abbett Investment Trust and
Lord, Abbett & Co. LLC
Dated [October 11, 2016]

Lord, Abbett & Co. LLC and Lord Abbett Investment Trust on behalf of its series, Lord Abbett Ultra Short Bond Fund (the “Fund”), do hereby agree that the annual management fee rate for the Fund stated in paragraph 2 of the Management Agreement dated October 20, 1993 (“the Agreement”), shall be amended as follows:

[0.20% on the Fund’s average daily net assets.]

For purposes of Section 15 (a) of the Investment Company Act of 1940, as amended, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

Lord, Abbett & Co. LLC

By:
Lawrence H. Kaplan
Member and General Counsel

Lord Abbett Investment Trust

By:
Brooke A. Fapohunda
Vice President and Assistant Secretary

Dated: [October 11, 2016]